August 13, 2013

VIA:           EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn: Sonia Bednarowski, Esq.

RE:	Yummy Flies, Inc.;
Form S-1;
SEC File No. 333-17118

Dear Ms. Bednarowski:

The undersigned, on behalf of Yummy Flies, Inc (the “Company”), hereby requests that the United States Securities and Exchange Commission issue an Order of Effectiveness by acceleration to the Company’s registration statement on Form S-1, with an effective date and time of Wednesday, August 14, 2013, at 1:00 p.m. Eastern Time (11:00 a.m. Mountain Time).

As there is no underwriter for this offering, no consent of any FINRA member is required.  In addition, in the event this date and time is not acceptable to the staff of the Commission, we would request that the staff accept oral requests for acceleration from the undersigned or our legal counsel, Andrew I. Telsey, Esq.

Very truly yours,

YUMMY FLIES, INC.

s/ Gary Okizaki

Gary Okizaki
Chief Executive Officer

cc  Andrew I. Telsey, Esq.